# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Webull Corp, CIK 0001866364
CUSIP: G9572D103
Title of class of securities: Class A Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: 200 CARILLON PARKWAY, ST. PETERSBURG, Florida (FL), 33716
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002079871

## Reporting persons
- Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,258,961; sole dispositive power 0; shared dispositive power 8,258,961; aggregate amount beneficially owned 8,258,961 (2% of the class)
  Comment: This Schedule 13G/A is filed by Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership), Anji Boye Investment Partnership (Limited Partnership), Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership), Shanghai Bojiang Investment Management Co., Ltd., Bojiang Group Co., Ltd. and Tian Luo (collectively, the Reporting Persons). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G/A.
  
  Calculated based on 417,957,827 Class A ordinary shares issued and outstanding as of September 30, 2025, as reported on the 6-K filed by the Issuer with the Securities and Exchange Commission on November 20, 2025.
- Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership): type of reporting person: partnership (PN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,345,649; sole dispositive power 0; shared dispositive power 5,345,649; aggregate amount beneficially owned 5,345,649 (1.3% of the class)
  Comment: This Schedule 13G/A is filed by Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership), Anji Boye Investment Partnership (Limited Partnership), Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership), Shanghai Bojiang Investment Management Co., Ltd., Bojiang Group Co., Ltd. and Tian Luo (collectively, the Reporting Persons). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G/A.
  
  Calculated based on 417,957,827 Class A ordinary shares issued and outstanding as of September 30, 2025, as reported on the 6-K filed by the Issuer with the Securities and Exchange Commission on November 20, 2025.
- Anji Boye Investment Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,258,961; sole dispositive power 0; shared dispositive power 8,258,961; aggregate amount beneficially owned 8,258,961 (2% of the class)
  Comment: This Schedule 13G/A is filed by Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership), Anji Boye Investment Partnership (Limited Partnership), Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership), Shanghai Bojiang Investment Management Co., Ltd., Bojiang Group Co., Ltd. and Tian Luo (collectively, the Reporting Persons). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G/A.
  
  Calculated based on 417,957,827 Class A ordinary shares issued and outstanding as of September 30, 2025, as reported on the 6-K filed by the Issuer with the Securities and Exchange Commission on November 20, 2025.
- Shanghai Bojiang Investment Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,863,571; sole dispositive power 0; shared dispositive power 21,863,571; aggregate amount beneficially owned 21,863,571 (5.2% of the class)
  Comment: This Schedule 13G/A is filed by Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership), Anji Boye Investment Partnership (Limited Partnership), Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership), Shanghai Bojiang Investment Management Co., Ltd., Bojiang Group Co., Ltd. and Tian Luo (collectively, the Reporting Persons). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G/A.
  
  Consists of 5,345,649 Class A ordinary shares held by Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership), 8,258,961 Class A ordinary shares held by Anji Boye Investment Partnership (Limited Partnership), and 8,258,961 Class A ordinary shares held by Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership). Shanghai Bojiang Investment Management Co., Ltd. serves as the General Partner of Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership), Anji Boye Investment Partnership (Limited Partnership) and Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership) (Collectively referred as Bojiang Capital entities). Shanghai Bojiang Investment Management Co., Ltd. is wholly owned by Bojiang Group Co., Ltd. Tian Luo controls Bojiang Group Co., Ltd. by beneficially owning 49.76% equity interest therein. Shanghai Bojiang Investment Management Co., Ltd., Bojiang Group Co., Ltd. and Tian Luo possess power to direct the voting and disposition of the shares owned by Bojiang Capital entities and may be deemed to have indirect beneficial ownership of the shares held by Bojiang Capital entities. Shanghai Bojiang Investment Management Co., Ltd., Bojiang Group Co., Ltd. and Tian Luo own no securities of the Issuer directly.
  
  Calculated based on 417,957,827 Class A ordinary shares issued and outstanding as of September 30, 2025, as reported on the 6-K filed by the Issuer with the Securities and Exchange Commission on November 20, 2025.
- Bojiang Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,863,571; sole dispositive power 0; shared dispositive power 21,863,571; aggregate amount beneficially owned 21,863,571 (5.2% of the class)
  Comment: This Schedule 13G/A is filed by Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership), Anji Boye Investment Partnership (Limited Partnership), Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership), Shanghai Bojiang Investment Management Co., Ltd., Bojiang Group Co., Ltd. and Tian Luo (collectively, the Reporting Persons). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G/A.
  
  Consists of 5,345,649 Class A ordinary shares held by Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership), 8,258,961 Class A ordinary shares held by Anji Boye Investment Partnership (Limited Partnership), and 8,258,961 Class A ordinary shares held by Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership). Shanghai Bojiang Investment Management Co., Ltd. serves as the General Partner of Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership), Anji Boye Investment Partnership (Limited Partnership) and Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership) (Collectively referred as Bojiang Capital entities). Shanghai Bojiang Investment Management Co., Ltd. is wholly owned by Bojiang Group Co., Ltd. Tian Luo controls Bojiang Group Co., Ltd. by beneficially owning 49.76% equity interest therein. Shanghai Bojiang Investment Management Co., Ltd., Bojiang Group Co., Ltd. and Tian Luo possess power to direct the voting and disposition of the shares owned by Bojiang Capital entities and may be deemed to have indirect beneficial ownership of the shares held by Bojiang Capital entities. Shanghai Bojiang Investment Management Co., Ltd., Bojiang Group Co., Ltd. and Tian Luo own no securities of the Issuer directly.
  
  Calculated based on 417,957,827 Class A ordinary shares issued and outstanding as of September 30, 2025, as reported on the 6-K filed by the Issuer with the Securities and Exchange Commission on November 20, 2025.
- Tian Luo: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,863,571; sole dispositive power 0; shared dispositive power 21,863,571; aggregate amount beneficially owned 21,863,571 (5.2% of the class)
  Comment: This Schedule 13G/A is filed by Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership), Anji Boye Investment Partnership (Limited Partnership), Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership), Shanghai Bojiang Investment Management Co., Ltd., Bojiang Group Co., Ltd. and Tian Luo (collectively, the Reporting Persons). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G/A.
  
  Consists of 5,345,649 Class A ordinary shares held by Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership), 8,258,961 Class A ordinary shares held by Anji Boye Investment Partnership (Limited Partnership), and 8,258,961 Class A ordinary shares held by Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership). Shanghai Bojiang Investment Management Co., Ltd. serves as the General Partner of Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership), Anji Boye Investment Partnership (Limited Partnership) and Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership) (Collectively referred as Bojiang Capital entities). Shanghai Bojiang Investment Management Co., Ltd. is wholly owned by Bojiang Group Co., Ltd. Tian Luo controls Bojiang Group Co., Ltd. by beneficially owning 49.76% equity interest therein. Shanghai Bojiang Investment Management Co., Ltd., Bojiang Group Co., Ltd. and Tian Luo possess power to direct the voting and disposition of the shares owned by Bojiang Capital entities and may be deemed to have indirect beneficial ownership of the shares held by Bojiang Capital entities. Shanghai Bojiang Investment Management Co., Ltd., Bojiang Group Co., Ltd. and Tian Luo own no securities of the Issuer directly.
  
  Calculated based on 417,957,827 Class A ordinary shares issued and outstanding as of September 30, 2025, as reported on the 6-K filed by the Issuer with the Securities and Exchange Commission on November 20, 2025.

## Item 1. Issuer
Name of issuer: Webull Corp
Address of issuer's principal executive offices: 200 CARILLON PARKWAY, ST. PETERSBURG, FLORIDA, 33716.

## Item 2. Person Filing
Name of person filing:
Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership)
Anji Boye Investment Partnership (Limited Partnership)
Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership)
Shanghai Bojiang Investment Management Co., Ltd.
Bojiang Group Co., Ltd.
Tian Luo
Address of principal business office or, if none, residence:
The address of Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership) is Room 3119, Building #1, No. 16 Tongyuan Road, Da Gang Tou, Liandu District, Lishui City,Zhejiang Province, China.
The address of Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership) is No. 668 Lvzhou Avenue, Bailian Village, Sian Town, Changxing County, Huzhou City, Zhejiang Province, China.
The address of Anji Boye Investment Partnership (Limited Partnership) is Room 217, Building #1, Lingfeng Village, Lingfeng Street, Anji County, Huzhou City, Zhejiang Province, China.
The address of Shanghai Bojiang Investment Management Co., Ltd. is 35F, Huafeng International No. 200 Xingye St., Qianjiang CBD, Hangzhou, China.
The address of Bojiang Group Co., Ltd. is 35F, Huafeng International No. 200 Xingye St., Qianjiang CBD, Hangzhou, China.
The address of Tian Luo is 35F, Huafeng International No. 200 Xingye St., Qianjiang CBD, Hangzhou, China.
Citizenship:
Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership) - China
Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership) - China
Anji Boye Investment Partnership (Limited Partnership) - China
Shanghai Bojiang Investment Management Co., Ltd. - China
Bojiang Group Co., Ltd. - China
Tian Luo - China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership) - 8,258,961
Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership) - 5,345,649
Anji Boye Investment Partnership (Limited Partnership) - 8,258,961
Shanghai Bojiang Investment Management Co., Ltd. - 21,863,571
Bojiang Group Co., Ltd. - 21,863,571
Tian Luo - 21,863,571
Percent of class:
Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership) - 2.0%
Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership) - 1.3%
Anji Boye Investment Partnership (Limited Partnership) - 2.0%
Shanghai Bojiang Investment Management Co., Ltd. ? 5.2%
Bojiang Group Co., Ltd. - 5.2%
Tian Luo - 5.2%
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote:
Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership) - 8,258,961
Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership) - 5,345,649
Anji Boye Investment Partnership (Limited Partnership) - 8,258,961
Shanghai Bojiang Investment Management Co., Ltd. - 21,863,571
Bojiang Group Co., Ltd. - 21,863,571
Tian Luo - 21,863,571
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition:
Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership) - 8,258,961
Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership) - 5,345,649
Anji Boye Investment Partnership (Limited Partnership) - 8,258,961
Shanghai Bojiang Investment Management Co., Ltd. - 21,863,571
Bojiang Group Co., Ltd. - 21,863,571
Tian Luo - 21,863,571

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit* - Joint Filing Agreement dated February 13, 2026 by and among the Reporting Persons

## Signatures
- Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership): /s/ Tian Luo, Authorized Signatory (02/13/2026)
- Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership): /s/ Tian Luo, Authorized Signatory (02/13/2026)
- Anji Boye Investment Partnership (Limited Partnership): /s/ Tian Luo, Authorized Signatory (02/13/2026)
- Shanghai Bojiang Investment Management Co., Ltd.: /s/ Tian Luo, Authorized Signatory (02/13/2026)
- Bojiang Group Co., Ltd.: /s/ Tian Luo, Authorized Signatory (02/13/2026)
- Tian Luo: /s/ Tian Luo, Tian Luo (02/13/2026)